UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
ACT OF 1934
For the month of October 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	November 10 31, 2003
By
Name:	Marcos Grodetzky
Title:		Investor Relations Officer














































Contents
1. Highlights of the Quarter								03

2. Quarterly  Summary									04

3. Operating Performance								05
3.1  Wireline 										05
3.2  Wireless 										06

4. Consolidated Results								07
4.1  Revenues										07

4.1.1
 Wireline Services								09
4.1.2 Wireless Services								11
4.1.3 Contact Center								12
4.2  Operating Costs and Expenses							12
4.3  EBITDA 										15
4.4  Depreciation and Amortization							16
1.1 4.5 Financial Results									16
4.6 Net Results									18

5. Comments on Financial Statements 						18
5.1 Accounts Receivable								18
1.1 5.2 Debt										18
5.3 Capital Expenditures 								20
5.4 Summary Cash Flow								21

6. Main Events	of the Quarter							22

7. Outlook 2003										24

8. Operating and Financial Data							25

9. Balance Sheets									26

10. Income Statements									30

1. 11. Scheduled Events									34

1. Highlights of the Quarter

The fixed plant in service comprised 15,075 thousand lines at the end of Sep/03, up 1.2% from the previous quarter and stable from the same period of the prior year. The mobile plant encompassed 2,849 thousand subscribers, a 27.4% increase during the quarter.

ADSL accesses totaled 146 thousand units in service at the end of Sep/03, +77.7% over 2Q03.

Consolidated gross revenues reached R$5,152 million, During 3Q03, gross revenues amounted to R$14,175 million, up 20.8% from the same period of the previous year.

Consolidated net revenues stood at R$3,771 million, up 12.8% and 22.3% from 2Q03 and 3Q02, respectively. Year-to-date (end of 3Q03) figures amounted to R$ 10,332 million, up 19.5% from the same period of the previous year (R$8,648 million).

Wireline ARPU (average revenues per user) stood at R$ 78, 12.1% above 2Q03 levels, chiefly as a result of the tariff adjustment at the end of Jun/03.

Wireless ARPU reached R$ 29, with a 12.4% decrease in comparison with 2Q03, due to change revenues and interconnection costs (new regulatory system, based on "bill & keep").

Consolidated operating costs and expenses (ex-depreciation and amortization)
 totaled R$2,107 million (increasing 13.0% and 17.2%, respectively, compared with 2Q03 and 3Q02). Year-to-date levels amounted to R$5,713 million, approximately 23.7% above prior year levels (R$4,618 million).

During 3Q03, the Company recorded provisions for contingencies of R$83 million, related to tax, civil and mainly labor claims, due to an increase in the number of suits and updated expectancy of losses.

Consolidated provisions for doubtful accounts (PDA), in the amount of R$ 160 million were equal to 3.1% of gross revenues for the quarter (2Q03 - 3.3%; 3Q02 - 3.0%). On a year-to-date basis, PDA amounted to R$454 million or 3.2% of gross revenues (9M02 - 4.2%).

Consolidated EBITDA for 3Q03 reached R$1,663 million (increasing 12.4% and 29.4%, respectively, compared with 2Q03 and 3Q02), with a 44.1% margin. Year-to-date, EBITDA reached R$4,618 million, with 44.7% margin.

Net financial expenses totaled R$606 million, +17.0% from 2Q03 and 29.5% lower than 3Q02.

Net losses amounted to approximately R$24million (R$166 million for 2Q03 and R$382 million for 3Q02), bringing year-to-date losses to R$301 million.

Capital Expenditures (Capex) for 3Q03 amounted to R$290 million (R$231 million allocated to wireline and R$53 million to wireless), in line with the previous quarter's levels. Year-to-date CapEx reached R$770 million (7.5% of net revenues).

Consolidated Cash Flow after CAPEX reached R$1,423 million for the quarter, an increase of 51.1% over 2Q03 figures.

Consolidated net debt for 3Q03 totaled R$8,655 million, down 9.1% and 3.9% from levels recorded for 2Q03 and 3Q02, respectively.


3. Operating Performance Review

3.1 Wireline Services

The wireline installed plant comprised 17,428 thousand lines at the end of 3Q03, stable in comparison with the previous quarter, while the plant in service totaled 15,075 thousand lines, a increase of 1.2% over 2Q03, with no changes from 3Q02 levels.

The residential lines were up 2% over the previous quarter and commercial lines remained unchanged. Compared to the same period of the previous year, the increase in commercial lines was 2.4%.

The utilization rate was 86.5% as of Sep/03, compared with 85.2% in Jun/03 and 85.8% in Sep/02.


As can be seen in the chart below, 846 thousand lines were activated and 672 thousand lines were disconnected, with net additions to the plant in service of 174 thousand lines.

The main reason behind that expansion was the increase in the term for partial blockage for up to three months for some clients, based on a good payment track record and when the request for disconnection is due to a temporary
inability to pay their bills.   In such cases, the Company is offering
appropriated level products but with restricted usage, until the customer's financial condition recovers. With these punctual measures, the Company has been able to recover approximately 20% of the customer base otherwise disconnected.

At the end of the quarter, approximately 1,064 thousand lines (2Q03 - 1,021 thousand lines) were blocked.

The average plant in service comprised 14,976 thousand lines for 3Q03
(up 0.4% from 2Q03). Public Phones totaled 674 thousand units at the end of 3Q03, meeting the requirements established in the concession agreement and the current demand levels.


 The digitalization rate of the local network stood at 98.8% in Sep/03, compared with 98.6% in Jun/03 and 97.8% in Sep/02.

At the end of 3Q03, around 191 thousand high-speed Internet accounts were in service, as shown in the next chart. Of this total, ADSL represented 146 thousand units, a 77.7% increase compared with 2Q03. ISDN comprised 45 thousand units (approximately 90 thousand lines in service allocated to this kind of access).


3.2 Wireless Services

Oi's customer base at the end of Sep/03 comprised 2,849 thousand subscribers, a net addition of 613 thousand customers during the quarter, or a 27.4% increase over the prior quarter. The reasons behind this significant expansion are multiple sale campaigns, customer loyalty programs, product bundling (Oi familia), Father's Day promotions in August, as well as continued growth in the overall market. Oi's estimated share in its Region's total net additions was equal to 46.0% in the quarter .

The customer mix remained unaltered from the prior quarter's levels (80% under prepaid and 20% under postpaid plans). For 3Q03, the average customer base included 2,529 thousand subscribers, increasing by 30.4% compared with 2Q03.


At the end of 3Q03, Oi had an estimated 15.1% market share in its region (2Q03 - 12.5%).
The average estimated penetration of wireless services in Region I was equal to approximately 17.1% at the end of the quarter.

Churn rates during 3Q03 stood at 4.8% (2Q03 - 2.2%), as a result of approximately 111 thousand disconnections during the period (2Q03 - 40 thousand). It should be noted that, in Jul/03, cancellations within the prepaid base reached the significant level of 59 thousand customers, of which 47 thousand related to adjustments from prior periods. Excluding such adjustments, churn rate for the quarter was 2.7%.

During the quarter, 43 million short messages were sent, up 13.2% from 2Q03, as a result of advertising campaigns to foster greater use of this service, in addition to the interoperability of messages with other providers starting Jul/03, as well as the growth in the customer base.

4. Consolidated Results

4.1 Revenues

The increase in revenues during the quarter arose mainly from the tariff adjustment effective late Jun/03, in addition to the continuing growth of wireless, long-distance and data services. Consolidated gross revenues grew by 12.7% during the quarter, amounting to R$5,152 million, 22.5% up from 3Q02.
 Major contributors to this result were local wireline services (excluding fixed-to-mobile calls), with a 17.7% growth in revenues during the quarter; long-distance services (ex-VC2/3), up 22.4%; and data transmission (+4.8%), in addition to wireless services (+24.7%).

It should be pointed out that since late Jun/03, when Anatel ratified the tariff increase in accordance with the terms of the concession agreement, a number of preliminary injunctions granted by the Judiciary Power prevented the Company from implementing the full tariff increases approved by Anatel (see "Main events of the Quarter").

Compared with 3Q02, revenues grew by R$946 million (+22.5%). Table 1 below shows the main changes during the period and the gross revenues breakdown.

The composition of wireline revenues for the quarter reflects the above mentioned tariff increase, with an increased share of local services (from 44% to 46%), mainly to the detriment of local fixed-to-mobile service/VC-1 (from 18% to 15%), as compared to the prior quarter.


With respect to 3Q02, long-distance services (ex-VC2/3) stand out, with a 49.8% growth during the period, increasing their share in total revenues from 11% to 13%.

Consolidated net revenues increased by 12.8% during the quarter, amounting to
 R$3,771 million, up 22.3% from 3Q02. Year-to-date net revenues totaled R$10,332 million, 19.5% above the levels recorded in the same period of the prior year.


The analysis of gross revenue performance by service is presented below:

4.1.1 Wireline Services

Gross revenues from wireline services amounted to R$4,765 million for 3Q03, increasing by 12.0% during the quarter and by 18.3% on 3Q02. Year to date wireline services revenues totaled R$13,235 million, up 14.6% from the same period of 2002, on account of the expansion in long-distance and data transmission services, as well as the increase in tariffs for local services.

( Local (monthly subscription, traffic, installation fee and fixed-to-mobile/VC1): revenues amounted to R$2,936 million, a 12.2% and 12.9% increase over 2Q03 and 3Q02, respectively, as a result of the tariff adjustment at the end of Jun/03. Excluding fixed-to-mobile revenues, the increase amounted to 17.7% and 15.8% compared with 2Q03 and 3Q02, respectively.

Following we highlight the performance of local services:

( Revenues from Monthly Subscription amounted to R$1,440 million, up 17.7% from 2Q03 and 3Q02, on account of the average tariff increase effective late Jun/03, in addition to a moderate expansion in the average lines in service.

( Pulse-based traffic revenues reached R$710 million, increasing by 19.2% as compared to 2Q03, due to the tariff adjustment and increased traffic during the quarter (+1.6%). It should be noted, however, that 3Q03 had five more business days than 2Q03. Compared with 3Q02, the tariff rise in Jun/03 offset the reduced traffic during the period (-4.7%), leading to a revenue growth of 15.5% for the period.

( Installation fees amounted to R$18 million, decreasing by 16.9% and 40.8% compared with 2Q03 and 3Q02, respectively, as a result of promotional campaigns offering the installation of a second (residential) line free of charges and a 50% discount on non-residential installations.

( Local fixed-to-mobile calls (VC1) revenues stood at R$733 million, down 1.7% from 2Q03, essentially due to the reduction in traffic (1.3%). Compared with 3Q02, the 4.9% increase is attributable to the tariff increase ratified in Feb/03, of 24.8% on average, partly offset by the reduction in traffic during the period (17.3%). The reduction in fixed-to-mobile traffic is a response to Company actions aimed fostering fixed-to-fixed traffic, stressing tariff differences.

( Long-distance (intra and inter-regional, international and VC2/VC3): revenues reached R$775 million, a 13.8% and 42.1% increase over 2Q03 and 3Q02, respectively, largely due to the tariff rise in Jun/03 and the growth in traffic (5.6% and 19.4%) in the periods under review as a result of marketing campaigns and a number of promotions launched by the Company to enhance customer loyalty. Telemar received, for the second consecutive year, the "Top of Mind" award from the Instituto Data Folha, for DLD operator.

Changes in long-distance revenue breakdown between 3Q03 and 3Q02 are stated below, highlighting the significant increase of inter-regional services in total LD revenues during the period (from 2.6% to 11.2%).


The introduction of the selection code for long distance calls by mobile operators that migrated to the SMP regime led to an increase in long-distance revenues from both mobile-mobile and mobile-fixed calls, in the quarter, which amounted to R$ 38 million in the quarter (2Q03 - R$ 22 million).

Intra-state revenues reached R$377 million, up 22.1% and 26.8% from 2Q03 and 3T02, respectively, as a result of tariff rises and traffic growth (7.2% for the quarter and 5.4% for the year).

Inter-state revenues amounted to R$151 million, increasing by 22.0% and 42.8% compared with 2Q03 and 3Q02, respectively. In addition to the tariff increase, this growth was brought about by a higher traffic on quarterly and annual bases (7.0% and 27.0%).
Inter-regional revenues totaled R$87 million, 25.3% above 2Q03 levels, as a result of the tariff increase mentioned above and increased traffic (+10.0%). International revenues reached R$ 20 million, up 19.3% from the previous quarter.

Fixed-to-mobile (VC2/3): gross revenues amounted to R$140 million, down 13.7% from 2Q03, mainly as a result of the decreased traffic during the period.
The decrease is a consequence of the reduction of areas with long distance tariff for this kind of call, after the migration of mobile operators to SMP regime. Compared with 3Q02, the 14.8% growth is mainly attributable to the tariff increase effective Feb/03.

( Remuneration for network usage totaled R$362 million, growing by 14.2% and 9.6% when compared with 2Q03 and 3Q02, respectively. The main reason for the growth was the interconnection rate increases in Jun/03.

( Data transmission services: revenues totaled R$303 million, up 4.7% (+R$ 14 million) and 30.4% (+R$71 million) from 2Q03 and 3Q02, respectively.

Regarding the prior quarter, the main contribution came from the ADSL service, with revenues of R$ 33 million, 37.5% above prior quarter levels, on account of the increased sales during the period (+77,7%). Additionally, line rental services to other telecom operators (EILD) contributed R$6 million, owing to the recovery in revenues of R$5 million in the period.

When compared to 3Q02, except for the drop in EILD revenues (due to contract renegotiations), all other services showed expansion, in particular IP services (+R$28 million) and ADSL (+R$25 million).

( Public telephone revenues for the quarter reached R$210 million, up 8.2% and 16.7% from 2Q03 and 3Q02, respectively, largely as a result of a rate increase for phone cards during 3Q03, partly offset by a reduction in sales during the quarter (-3.5% compared to 2Q03).

( Other services revenues totaled R$111 million, a 14.3% and 42.6% increase on 2Q03 and 3Q02, respectively, due to the increased sale of value-added services such as voice mail, caller ID, call waiting, etc. which totaled, at the end of the quarter, 5,524 thousand units in service. Revenues from address change and reallocations were also up in the quarter, following the rate increase in Jun /03.

4.1.2 Wireless Services

Oi recorded gross revenues of R$496 million for 3Q03, a 27.0% increase compared with the previous quarter, as a result of the growth in handset sales and services offered during the period. Year-over-year, the 170.5% growth is attributable to the expansion in the customer base and services provided.

Consolidated gross revenues from wireless services (excluding revenues from TMAR) came to at R$364 million, R$72 million above 2Q03 figures (+24.7%) and R$199 million in excess of 3Q02 levels (+120.6%).

When compared with the previous quarter, the main contributions arose from the increased sale of handsets, up R$45 million (+38.1%), and the growth in revenues from services provided (excluding remuneration for network usage) up R$36 million (+29.5%), in line with the expansion in the average customer base (30.4%).

The growth on 3Q02 figures is chiefly due to service revenues, whose contribution amounted to R$201million (against revenues of R$19 million for 3Q02).

Under consolidated results, gross revenues from the usage of the mobile network (interconnection) amounted to R$43 million, after elimination of R$82 million received from TMAR (R$52 million, after elimination of R$70 million in 2Q3). The reduction in these revenues as compared with 2Q03 was due to a change in the billing method. With the migration of most wireless companies to SMP, they started to adopt a clearing system, based on "bill and keep". As of Jul/03, payments are made only on the amount that exceeds the 45/55% traffic balance between two operators. Accordingly, both service revenues and interconnection costs are reduced.

Net revenues from handset sales amounted to R$124 million in the 3Q03, up 29.3% from 2Q03 (R$96 million). In the quarter, 778 thousand handsets were sold, up 51.7% from 2Q03.

The average revenue per user (ARPU) for 3Q03 stood at approximately R$29, decreasing by 12.4% compared with the previous quarter, due to the change to the new bill & keep system.

4.1.3 Contact Center

Gross revenues from our contact center subsidiary, Contax, for 3Q03, reached R$122 million, up 20.8% and 93.7% from the previous quarter and year, respectively.

Year to date, Contax gross revenues amount to R$306 million and net revenues total R$281 million. The latter represents a 104.0% increase on the figure recorded in the same period of the prior year.

During the quarter, this subsidiary contributed with gross revenues of R$24 million to the consolidated results. This contribution exceeds by 9.1% the figure for 2Q03, as a result of the increased number of new contracts entered into with third parties (other than TMAR and Oi).

At the end of the quarter, the company had 10,244 attendant positions, a 19.6% growth compared with 2Q03.

4.2 Operating Costs and Expenses

Consolidated Operating Costs and Expenses (ex-depreciation and amortization) reached R$2,107 million in the quarter, a 13.0% increase over 2Q03 figures.

Compared with the previous quarter, the R$243 million increase was due to higher costs of SMP handsets (+R$56 million), third-party services (+R$23 million), marketing (+R$19 million), personnel (+R$16 million), interconnection (+R$15 million) and provision for doubtful accounts (+R$8 million), in addition to the increase of other operating expenses (+ R$78 million).

To better reflect accounting criteria, billing expenses that were recorded as administrative expenses, until 2Q03, are now being recognized as selling expenses.

Compared with the same period of last year, costs went up R$309 million, chiefly due to other operating expenses, third-party services, mobile handsets, interconnection and provision for doubtful accounts.


Interconnection costs totaled R$636 million, up 2.4% from 2Q03 mainly as a result of the newly implemented requirement for companies to use the selection code for completion of long distance calls, which result in higher LD revenues and interconnection costs with mobile operators.

Compared with the same period of last year, interconnection costs increased by 6.7%, mainly due to a 22% tariff adjustment on fixed-mobile calls in Feb/03, partly offset by a traffic decrease in the period.

Cost of services (ex-interconnection) totaled R$776 million, up 16.1% and 10.1% on 2Q03 and 3Q02 figures, respectively, due to higher handset and personnel costs. Such expenses are chiefly attributable to the growth in wireless and contact center operations, as detailed below.

* Materials: these costs totaled R$46 million, increasing by R$13 million
* (+39.4%) on 2Q03. This increase is largely due to a change in the fuel
* purchase policy that went into effect in Jul/03. These purchases were
* allocated to third parties up to 2Q03. Compared with 3Q02, the 16.4% costs
* reduction is due to lower expenses with wireline plant.

* SMP handset costs amounted to R$212 million, up 35.8% and 22.4% from 2Q03 and 3Q02, respectively. In both instances, increases were due to the growth in the volume of sales (778 thousand handsets sold in the quarter against 513 thousand for 2Q03 and 590 thousand for 3Q02).

* Third-party services: these costs totaled R$254 million, a 5.0% increase (+R$12 million) on 2Q03, essentially due to the maintenance of the wireline and wireless plants.
When compared to 3Q02, these costs decreased by 2.3% (-R$6 million), mostly because fewer adjustments required at Oi's network, compared to the start-up phase in 2002.

Selling expenses reached R$455 million, increasing by 11.2% and 35.0% compared with the prior quarter and prior year, respectively. Compared with 2Q03, this growth is mainly attributable to higher advertising and marketing expenses (+R$19 million), third-party services (+R$16 million) and provisions for doubtful accounts (+R$8 million).

Compared with 3Q02, the main increases were in third-party services (+R$70 million), and provisions for doubtful accounts (+R$ 34 million).

Third-party services amounted to R$176 million, 10.0% above 2Q03 figure, chiefly due to the increased sales commissions for the period. When compared to 3Q02, the 66.0% increase is due to higher sales commissions, distribution of mobile and payphones cards and expenses with the design and preparation of sales campaigns.

Marketing expenses amounted to R$56 million, increasing by 52.0% and 17.5% on 2Q03 and 3Q02, respectively, as a result of the launching of new campaigns to foster the use of our long distance and wireless services.

Provisions for doubtful accounts - PDA totaled R$160 million for the quarter, up 4.8% and 26.7% from 2Q03 and 3Q02, respectively.

Consolidated PDA for the quarter represented 3.1% of gross revenues, slightly below 2Q03 levels and unaltered from 3Q02. Such decrease is mainly due to higher revenues, since the main effects on delinquency arising from the tariff increase shall only be seen as of 4Q03.

PDA levels for wireline services - including provisions for long distance services rendered by Oi - stood at 2.8% for the quarter (2Q03 - 3.2%). On wireless services, PDA levels represented 3.3% of gross revenues, a significant reduction compared with 2Q03 (4.4%), as a result of several measures adopted by Company, such as increasing collection efforts, regularization of blockage, disconnections and a stronger use of credit protection agencies, as already anticipated in 2Q03 press release.


General and administrative expenses (G&A) amounted to R$167 million, down 2.2%
 and 5.8%, when compared to the previous quarter and 3Q02, respectively. Lower consultancy expenses and management fee charges offset the increased expenses with IT systems in the period.

Other Operating Expenses (Revenues) reached an expense of R$72 million for the quarter, compared with revenues of R$6 million for 2Q03 and R$17 million for 3Q02. The company recorded net previsions for civil, tax and -mainly- labor contingencies in the amount of R$83 million, well above the previous quarters. Additions to labor provisions stemmed from the increased number of claims and unfavorable rulings, leading to higher probability of losses and revised aamounts provisioned.
-
Personnel expenses (CSP, DECOM, G&A) reached R$235 million, increasing by 7.2% (+R$ 16million) and 16.1% (+R$33 million) when compared to 2Q03 and 3Q02, respectively.

The increase in personnel expenses is essentially attributable to the expansion in Contax staff to meet the demand from third parties, in addition to new attendant positions to serve Oi's increasing customer base. Personnel expenses at Contax were up R$19 million for the quarter and R$39 million from 3Q02 figures.


Year to date, operating costs and expenses amounted to R$5,713 million, compared with R$4,618 million in the same period of the previous year (+23.7%).

The main changes in the period can be attributed to the startup of the mobile operations, as of 3Q02, and to the increase in third party services and other operating expenses in the wireline business.


4.3 EBITDA

Consolidated EBITDA stood at R$1,663 million, increasing by 12.4% over the previous quarter and 29.4% on 3Q02. During the quarter, EBITDA and respective margin were impacted by the increase in provisions for labor and civil contingencies. EBITDA margin for the quarter was 44.1% (44.3% and 41.7% on 2Q03 and 3Q02, respectively).

* TMAR posted consolidated EBITDA of R$1,626 million (up 14.9% from 2Q03) and a margin of 43.4%. TMAR holding (wireline) EBITDA for the quarter reached R$1,545 million, with an 11.7% increase on 2Q03. EBITDA margin was 44.9%. Oi's EBITDA reached R$ 81 million, with a 20.2% margin for 3Q03. The positive result was affected by an extraordinary revenue of R$93 million received from TMAR as a penalty for the cancellation of positions not used by TMAR on its wireless local loop (WLL) operations, according to an infrastructure rental agreement between the two companies.

Deferred expenses, net of appropriations, contributed R$3.5 million to Oi's EBITDA, resulting from R$36 million deferrals relating to handset subsidies and installation fees, and R$33.4 million taken as expenses.

* Contax recorded EBITDA of R$14 million for the quarter, with a 12.8% margin.


Chart 8 below depicts the quarterly performance of consolidated EBITDA:

4.4 Depreciation and Amortization

Depreciation and amortization charges totaled R$ 914 million, down 3.3% and 6.3% from 2Q03 and 3Q02, respectively, as a result of the end of the useful lives of part of the components of the fixed-line plant.

Table 5 below shows the breakdown of depreciation/amortization charges during the quarters under review:


4.5 Consolidated Financial Results

The Company posted net financial expenses of R$606 million for 3Q03 (2Q03 - R$518 million). Table 6 below shows the main changes for 3Q03:




Financial revenues totaled R$205 million, increasing by R$71 million on the prior quarter. The main changes during the quarter were in interest on financial investments (+R$31 million), due to the increase in average cash and short term investments during the period and interest on other assets (+R$37 million), arising from the monetary restatement of withholding taxes.

Financial expenses totaled R$811 million, being R$160 million above the prior quarter figures, primarily impacted by:

(i) Exchange results on loans and financing, with a negative change of R$ 139 million compared with the prior quarter, mainly due to:

Net exchange losses of R$80 million on the unhedged portion of foreign currency debt: the positive impact of the exchange rate during the previous quarter (+14.3%) on the unhedged balance of dollar-denominated debt translated into a R$73 million revenue for 2Q03, while the currency depreciation in 3Q03 (-1.8%) brought about a R$ 7 million expense for the period;
Currency option gains of R$23 million, not recorded in the quarter, once the results with options are recognized only upon maturity of the transactions.

(ii) Interest on other liabilities, up R$51 million from 2Q03, mainly resulting from interest accrued on federal taxes refinanced under Brazilian Government REFIS Program (R$66 million);

(iii) Monetary restatement of provisions for contingencies of R$76 million, with a R$ 14 million increase compared with the previous quarter;

(iv) Taxes on financial revenues (IOF/PIS/COFINS) decreased by R$31 million over the prior quarter, reflecting the recovery of a tax provision in the period (related to Cofins).


4.6 Net Results

TNE posted a consolidated loss of R$24 million (R$0.06 per thousand shares) compared with losses of R$166 million for 2Q03, and R$382 million for 3Q02.

TMAR recorded a R$9 million loss for 3Q03, compared with a loss of R$39 million for 2Q03. Oi stated a loss of R$190 million for the quarter, compared with a R$348 million loss for 2Q03.

5. Comments on Financial Statements

5.1 Accounts Receivable

At the end of Sep/03, accounts receivable consolidated balances (net of a provision of R$419 million for doubtful accounts) were R$3,665 million, up 10.1% (+R$337 million) from the balance at the end of Jun/03 figures. The increase was mainly due to higher fixed-line revenues and handsets sales.



5.2 Debt

At the end of Sep/03, the Company's total consolidated debt amounted to R$11.1 billion. Of this total, 72.3% was in foreign currency (being 98.4% of it the object of protection against devaluation of currency, and 27.7% in local currency.


At the end of the quarter, cash and financial investments of R$2.5 billion were equal to 95.9% of the Company's short-term debt, as shown in Table 7.


Consolidated net debt amounted to R$8.7 billion at the end of the quarter, decreasing by 9.1% from 3.9% on Jun/03 and 13.5% from Mar/03.

Of the total debt, approximately R$454 million (4.1%) will be repaid during 4Q03, as seen in the next chart.


At the end of Sep/03, total debt in local currency amounted to R$3.1 billion. Approximately R$1.7 billion was due to BNDES, at an average cost of long term
(TJLP) interest rate plus 3.85% p.a.. Some R$1.3 billion refers to non-convertible debentures, bearing interest at CDI rates plus 0.7% p.a.. The balance is due to other financial institutions.

Loans denominated in foreign currency, in the amount of R$8.1 billion - including swap results of R$664 million - bear interest at contractual average rates of (a) Libor + 5% p.a., for transactions in U.S. dollar; (b) fixed 1.5% p.a. for transactions in Japanese yen, and (c) fixed 12.2% p.a. for a basket of currencies (BNDES). As of Sep/03, approximately 88.5% of the company's total debt (before currency swaps) bore interests at floating rates.

Of the total foreign currency financing, approximately 98.4% had some kind of hedge as of Sep/03: 93.2% with foreign exchange swap transactions, and 5.2% with financial investments linked to the exchange variation.

Under exchange swap transactions, the exposure to foreign currency fluctuations are transferred to local interest rates (CDI). The average cost of such transactions at the end of the quarter was equivalent to 99.7% of the CDI rate.

The debt denominated in local currency, after foreign exchange swap transactions, represents nearly 95.2% of the total debt. Its average cost stands at 19.2% p.a., based on a CDI rate of 20% p.a.

During 3Q03, total funds obtained amounted to R$173 million, being R$131 million allocated to the wireless business.

At the end of the quarter, supplier's account recorded a balance of R$1.2 billion, a R$154 million increase compared with the end of 2Q03, due to investments made and higher handset acquisitions.

At the end of Sep/03, the amount of inter-company loans with TNE reached R$3.3 billion, down 14.9% from the end of Jun/03. TMAR's debt was R$3.1 billion and Contax debt R$ 87 million, and the balance outstanding with other subsidiaries.

5.3 Capital Expenditure

CapEx totaled R$290 million, in line with the previous quarter. Approximately R$231 million was addressed to fixed-line quality improvements and to data transmission services and R$53 million to expand the coverage of Oi.

Year to date, investments reached R$770 million, decreasing by 73.0% when compared with the same period of 2002.


Chart 10 below depicts the CapEx quarterly figures, showing the CapEx-over-sales ratio for each period. On a year-to-date basis, that ratio is equal to 7.3%, compared with 15.4% in the same period of last year.


5.4 Summary of Consolidated Cash Flow (TNE)

Cash flow from operations reached R$1.8 billion in the quarter (2Q03 - R$1.1 billion). After investing activities, consolidated cash flow reached R$1.4 billion for the quarter (R$ 942 million in 2Q03), and a total of R$2.5 billion for the first nine months of 2003.



6. Main Events of  the Quarter

Tariff increase

On June 27, 2003, Anatel approved tariff increases based on the IGP-DI variation, in accordance with the Concession Agreements.

On Jul/3, however, a preliminary injunction awarded by the Regional Federal Court of Ceara determined that the IPCA instead should be applied pro rata to the tariff increases.

On Aug/27, the preliminary injunction was overthrown according to a higher court, The Superior Court of Justice (STJ). Pursuant to STJ's decision, the Regional Federal Court of Brasilia - DF, should decide all suits relating to the 2003 tariff adjustments.

An additional preliminary injunction awarded on Sep/11 by the Regional Federal Court in Brasilia - DF stayed the effects of the Anatel acts, establishing that the IPCA be applied as a ceiling to the tariff increases and determining that Anatel should communicate this decision to the wireline companies, which took place on Sep 16.

On Sep/26, a further decision from the Regional Federal Court Decision in Brasilia established that the IGP-DI be replaced with the IPCA in the Concession Agreement adjustment formulas for 2003 rate increases.

The Company is enforcing the Court's determination but keeps on searching for a reversal of such decision through the proper legal forums.

The table below compares the tariffs set in accordance with the concession agreement with the rates actually enforced.



TMAR declares dividends (interest on capital) in the amount of R$ 151 million for shareholders of record on Sep 30, 2003 and R$ 301 million for shareholders of record on Oct 28, 2003.

http://www.telemar.com.br/docs/TMAR_JCP_23_10_03_ENG.PDF

http://www.telemar.com.br/docs/TMAR_JCP25_09_03_ENG.PDF


 Share Buyback Program (TMAR)

From Jun/03 to Sep/03, TMAR bought back 395 million TMAR5 shares (currently held in treasury).

The Company's share capital changes in the period are shown below (in billion shares):


Leadership in Ibovespa
During the period of Sep/Dec 2003, Telemar's stock weight in the Bovespa index will be 16.7%. The high liquidity of both TNLP4 and TMAR5 shares in the domestic market supports this position.


International data transmission
In Jul/03, Telemar entered the international data transmission market, pursuing its strategy to offer integrated telecommunication solutions to corporate customers in Brazil.

Telemar formed partnerships with Sprint, British Telecom, and iPass, to cover 150 countries, including the United States, United Kingdom, France, Germany, and Italy.
In Sep/03 Telemar entered into an agreement with Gol Linhas Aereas, to service its corporate data network, including airports, offices and data centers in Brazil and the United States.

TAM: One more national client
In Aug/2003, Telemar signed a two-year countrywide data transmission agreement with TAM. Since February/03, upon starting operations outside its concession area, Telemar has acquired large national clients, such as ABN AMRO Real and Globex.


Oi and Banco do Brasil announce the first Mobile Bank in Brazil

This partnership enables Oi customers to use their cell phones to carry out all financial transactions available via Internet or ATMs. Access to the bank account via cell phone uses the same password as on the Internet.

* * * * * * * * *

Contax into a service agreement with Net Cable TV
In Oct/03, Contax signed a R$ 72 million, 3-year agreement with Net Services to provide consumer support services to Net CableTV on a nationwide basis. To this end, Contax will invest R$6.5 million in infrastructure and personnel training. This initiative will involve 550 attendant positions dedicated to Net.

7. Outlook 2003


In light with operating and financial results achieved year-to-date, the following is an update of the guidance previously disclosed:


Important: See disclaimer at the end of this report
* * * * * *



8. OPERATING AND FINANCIAL INFORMATION


9. CONSOLIDATED BALANCE SHEET (TNL)

CONSOLIDATED BALANCE SHEET (TMAR)*

MAR BALANCE SHEET (PARENT COMPANY)

NL-PCS (Oi) BALANCE SHEET


10. CONSOLIDATED INCOME STATEMENT (TNL)


CONSOLIDATED INCOME STATEMENT - TMAR *


INCOME STATEMENT - TMAR (PARENT COMPANY)



TNL-PCS (Oi) STATEMENT OF INCOME


11. Scheduled Events:



A slide presentation will be available in our website one hour before the call, at the following link:
			http://www.telemar.com.br/docs/confcall3Q03.ppt


VISIT OUR WEBSITE (WWW.TELEMAR.COM.BR/IR)


Disclaimer:

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.


	3rd Quarter/03




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3rd Quarter/03




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